January 29, 2025

John Hilburn David IV
Chief Executive Officer
Digital Brands Group, Inc.
1400 Lavaca Street
Austin , TX 78701

       Re: Digital Brands Group, Inc.
           Registration Statement on Form S-1
           Filed January 27, 2025
           File No. 333-284508
Dear John Hilburn David IV:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services